Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES EXECUTIVE LEADERSHIP CHANGES

Calgary, Alberta, Canada – July 12, 2010

Precision Drilling Corporation (“Precision) announces the appointment of Robert McNally as Executive Vice President and Chief Financial Officer.  Doug Strong, currently Chief Financial Officer of Precision, will become President, Completion and Production Services.  Both appointments will be effective July 19, 2010.

“I am very excited about both of these appointments.” Kevin Neveu, President and Chief Executive Officer, said.  “It is rare to find a CFO like Rob who combines financial and operational experience in the oilfield services business.  His energy and demonstrated leadership strengths will fit well with the Precision culture.  Doug’s strategic approach and deep keeled knowledge of the industry will drive our Completion and Production service areas to the next level.”

Mr. McNally has over 16 years of executive management, finance, operations, mergers and acquisitions and capital markets experience in the oilfield service industry.  His most recent position was with a private equity firm.  Earlier in his career, he spent several years in operations, sales and marketing for a large multinational service company.  Mr. McNally holds a bachelor degree in Mechanical Engineering from the University of Illinois, a bachelor degree in Mathematics from Knox College and an MBA from Tulane University.

Mr. Strong has over 25 years of experience in the oilfield services business.  In 2005, Mr. Strong was appointed the Chief Financial Officer of Precision and previously served in various controller positions with Precision and its predecessor companies since 1994.  Earlier in his career, Mr. Strong spent several years in international contract drilling for a global energy services company.  He is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Calgary.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com